Exhibit 99.5

Contacts:	Carol Coale / Ken Dennard Dennard ▪ Lascar Associates LLC (713) 529-6600

FOR IMMEDIATE RELEASE

LUCAS ENERGY ANNOUNCES FISCAL 2015 FOURTH QUARTER
AND YEAR-END FINANCIAL RESULTS

REPORTS 2015 PROVED RESERVES OF APPROXIMATELY 5.1 MILLION
BARRELS OF OIL EQUIVALENT

HOUSTON, TEXAS – July 14, 2015-- Lucas Energy, Inc. (NYSE MKT: LEI)(“Lucas” or the “Company”), an independent oil and gas company with its main operations in Texas, today announced its fourth quarter and fiscal year-end results for the periods ending March 31, 2015 and the filing of its Annual Report on Form 10-K on July 14, 2015.

“The past twelve months were particularly challenging for Lucas as we pursued a number of financial transactions and potential business combinations that were not completed,” said Anthony C. Schnur, Chief Executive Officer of the Company, who continued, “The severe drop in crude oil prices that began in the summer of 2014 negatively affected our ability to raise external capital, and the business combinations that we pursued were also affected by the current oil and gas environment.

“However, we continue to improve our cost structure, and since the current management team was put into place at the end of 2012, we have lowered our lease operating costs and general and administrative expenses by a total of 61% and 46%, respectively.

“While the Company continues to remain in a state of transition, we are actively looking for financing opportunities or other alternatives in order to participate in the drilling of the Karnes County, Texas wells in addition to developing our Gonzales County, Texas acreage.”

Fiscal 2015 Annual Results

For the twelve months ending March 31, 2015, Lucas reported a fiscal year net loss of $5.1 million, or ($0.15 per diluted share), which was a 9.4% decline over the $4.7 million net loss, or ($0.16) per diluted share for the same twelve-month period last year.  Total crude oil and natural gas revenues for the year ended March 31, 2015 decreased $2.2 million, or 43%, to $3.0 million compared to $5.2 million for the same period a year ago due primarily to a 20% drop in crude oil prices and a 28% decrease in annual production volumes.  The decline in crude oil prices impacted revenues by approximately $1 million and the lower production volumes decreased revenues by another $1.2 million, when compared with the same period last year.  The lower production was partially related to certain asset sales in Madison County, Texas, and the reduced workover and drilling activity due to lack of funding.

Lease operating expenses of $1.5 million for the year ended March 31, 2015 decreased $0.8 million, or 34%, from $2.2 million for the same period a year ago, principally due to less production related to reduced drilling activity and asset sales and assignments to preserve capital and improve operating efficiencies while maintaining cash flow.  General and administrative expenses (excluding share-based compensation) decreased approximately $0.4 million or 13% for the year ended March 31, 2015 as compared to the prior year primarily due to a $0.3 million reduction in employee wage expenses, severance fees in the current period, compared to the prior period, and employment fees in addition to a $0.1 million reduction in staffing expenses that occurred in the fourth quarter of fiscal 2015.

Depreciation, depletion, amortization and accretion (DD&A) expenses for the year ended March 31, 2015 decreased $0.7 million, or 29%, to $1.5 million from $2.2 million for the same period a year ago.   The decrease was primarily due to a 28% reduction in production volumes to approximately 38,076 barrels of oil equivalent (BOE.)

Fiscal 2015 Fourth Quarter Results

For the fiscal 2015 fourth quarter, Lucas reported a net loss of $1.1 million, or ($0.03) per diluted share, compared to a $1.1 million loss, or ($0.04) per diluted share, in same quarter last year and a loss of $1.3 million or ($0.04) per diluted share, for the third fiscal quarter of fiscal 2015.  There were approximately 5 million additional shares outstanding in the 2015 fiscal fourth quarter when compared to the same period last year.  Net operating revenues in the fiscal 2015 fourth quarter were $0.4 million, all of which were derived from crude oil sales, compared to revenues of $1.1 million in the fiscal 2014 fourth quarter and $0.7 million, for the third fiscal quarter of 2015.

Overall expenses in the fiscal 2015 fourth quarter fell significantly from the same period a year ago as a result of ongoing cost cutting initiatives and improved operating efficiencies.  General and administrative (G&A) expenses of $0.6 million in the fiscal 2015 fourth quarter were 24.8% less than G&A expense in the fiscal 2014 fourth quarter and were 24.4% lower than in the fiscal 2015 third quarter.  Lease operating expense decreased by 54.5% to $0.2 million from last year’s fourth quarter lease operating expenses and by 35.5% from the fiscal 2015 third quarter.

SELECTED FINANCIAL DATA
Fiscal Year Ending 3/31/3015
($ in thousands)	6/30/2014	9/30/2014	12/31/2014	3/31/2015	FYE 2015
Net Operating Revenues	$942	$993	$683	$383	$3,001
Operating Expenses
Lease Operating Expenses	454	453	335	216	1,458
G&A	860	1,139	748	566	3,313
Other Operating Expenses	464	501	470	397	1,832
Total Operating Expense	1,778	2,093	1,553	1,179	6,603

Interest Expense & Other	(418)	(375)	(437)	(282)	(1,512)

Income (loss) before Income Taxes	(1,254)	(1,475)	(1,307)	(1,078)	(5,112)
Income taxes	0	(14)	0	0	(14)
Net Loss	$(1,254)	$(1,489)	$(1,307)	$(1,078)	$(5,128)

SELECTED FINANCIAL DATA
Fiscal Year Ending 3/31/3014
($ in thousands)	6/30/2013	9/30/2013	12/31/2013	3/31/2014	FYE 2014

Net Operating Revenues	$1,482	$1,227	$1,360	$1,151	$5,220
Operating Expenses
Lease Operating Expenses	466	722	554	475	2,217
G&A	1,098	1,158	951	751	3,958
Other Operating Expenses	681	568	671	664	2,584
Total Operating Expense	2,245	2,448	2,176	1,890	8,759

Interest Expense & Other	(182)	(338)	(315)	(313)	(1,148)

Income (loss) before Income Taxes	(945)	(1,559)	(1,131)	(1,052)	(4,687)
Income taxes	0	0	0	0	0
Net Loss	$(945)	$(1,559)	$(1,131)	$(1,052)	$(4,687)

Fiscal 2015 Reserves

During the year ended March 31, 2015, Lucas adjusted its reserves downward by approximately 0.5 million BOE of proved reserves.  In 2015, we added approximately 1.3 million BOE of proved reserves through the purchase of new leases in which we increased our working interest share from 15% to 100% and through an additional lease purchase of 300 acres in the Eagle Ford Shale in South Texas.  We had a downward revision primarily due to the sale of existing leases of 0.9 million BOE in Madison and Gonzales Counties, Texas, the expiration of 0.3 million BOE on existing leases and the transfer of approximately 0.6 million BOE of proved undeveloped reserves to probable undeveloped reserves.

During the year ended March 31, 2014, there was not a significant adjustment to our reserves as our estimated net proved crude oil and natural gas reserves at March 31, 2014 and 2013 were approximately 5.6 million BOE, respectively, for each year.  Although there was not a significant change in total proved reserves, crude oil reserves decreased slightly by approximately 0.1 million barrels (Bbls) offset by an increase of natural gas reserves by approximately 0.7 billion cubic feet (Bcf) (or 0.1 BOE).

	Oil	Gas	Total	PV-10	PV-10 /
	(MBbls)	(Mmcf)	(Mboe)	($mm)	BOE
PDP	149	0	149	$4.9	$32.89
PUD	4,429	2,976	4,926	$70.1	$14.23
Total	4,579	2,976	5,075	$75.8	$14.94
Probable	3,649	1,516	3,902	$35.5	$9.10
Total 2P	8,228	2,492	8,977	$111.3	$12.40

Year-End Review and Outlook

Our fiscal year 2015 was one of continued significant transition as we pursued two strategic business combinations that were not ultimately completed.  During that time, we focused on the preservation of capital and continued to work to lower our lease operating and general and administrative expenses.

During our 2015 fiscal year, the steep natural decline rate of our Austin Chalk wells combined with reduced drilling activity negatively impacted our rate of production, which was compounded by the significant plunge in crude oil prices.  We had an average net production flow of 38,076 BOE for the year, with oil production contributing to all of our production. Over the course of the year, we continued to significantly reduce our lease operating costs and general and administrative expenses, which declined 34% and 16%, respectively, and our overall operating expenses declined by approximately 25%.  Our workover expenses were 55% lower as we completed fewer well cleanouts during the 2015 fiscal year, and our basic lease operating expenses fell by 13% primarily related to the reduced drilling activity.  Our savings in general and administrative expenses were primarily a result of a reduction in headcount, partially offset by increased legal expenses associated with the pursuit of strategic financial and business alternatives.

In the current commodity price environment, we do not generate enough revenue from our production to cover our overhead burden. While we have diligently reduced costs since 2013, such reduction is not sufficient to overcome the recent 50% decline in the price of oil. We have made significant strides in cost cutting programs, including overall general and administrative expenses; however, without also generating new production the commodity price environment outweighs the cost savings.

We benefit from having asset-rich properties in core areas such as the Eagle Ford Shale trend, one of the most active plays in the U.S. The activity around our Eagle Ford assets sharpens the focus of opportunities in our leases. The number of wells drilled near and offsetting our leases continues to support our enhanced view of the Eagle Ford area. In addition, leading operators in the Eagle Ford area have developed drilling and completion technologies that have significantly reduced production risk and decreased per unit drilling and completion costs. While commodity prices have dropped precipitously, the associated drilling and completion costs are now dropping as well.   We continue to review opportunities to accelerate development of our five million barrels of proved Eagle Ford and other oil reserves. These potential opportunities include, but are not limited to, strategic partnership(s), asset or corporate acquisitions and/or merger opportunities.

The future viability of the Company is dependent on the development of our oil reserves, specifically of the Eagle Ford Shale, and is further dependent on our ability to acquire the necessary funding for such development through one or a number of alternatives such as combining with another entity with the financing necessary to recapitalize the new company or by acquiring the necessary development funding on a stand-alone basis. We are actively discussing potential transactions (financings, acquisitions and mergers) which we believe, if finalized and completed, will provide the financial mass to develop the significant reserves at our disposal.  As of this date, we have not entered into any binding agreements to date and no definitive transactions are pending in connection with our planned strategic transaction.   Please refer to our Annual Report on Form 10-K for the year ended March 31, 2015, at www.sec.gov for complete financial statements, footnotes relating to such financial statements, risk factors regarding the Company and a more detailed discussion of our plan of operations and results of operations, as well as other matters.

About Lucas Energy, Inc.

Lucas Energy (NYSE MKT: LEI) is engaged in the development of crude oil and natural gas in the Austin Chalk and Eagle Ford formations in South Texas. Based in Houston, Lucas Energy's management team is committed to building a platform for growth and the development of its five million barrels of proved Eagle Ford and other oil reserves while continuing its focus on operating efficiencies and cost control.

For more information, please visit the updated Lucas Energy web site at www.lucasenergy.com.

Safe Harbor Statement and Disclaimer

This news release includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward looking statements give our current expectations, opinion, belief or forecasts of future events and performance.  A statement identified by the use of forward looking words including “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements.  Although Lucas believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release.  These include risks inherent in natural gas and oil drilling and production activities, including risks of fire, explosion, blowouts, pipe failure, casing collapse, unusual or unexpected formation pressures, environmental hazards, and other operating and production risks, which may temporarily or permanently reduce production or cause initial production or test results to not be indicative of future well performance or delay the timing of sales or completion of drilling operations; delays in receipt of drilling permits; risks with respect to natural gas and oil prices, a material decline which could cause Lucas to delay or suspend planned drilling operations or reduce production levels; risks relating to the availability of capital to fund drilling operations that can be adversely affected by adverse drilling results, production declines and declines in natural gas and oil prices; risks relating to unexpected adverse developments in the status of properties; risks relating to the absence or delay in receipt of government approvals or fourth party consents; and other risks described in Lucas’s Annual Report on Form 10-K and other filings with the SEC, available at the SEC’s website at www.sec.gov. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company's SEC filings are available at http://www.sec.gov.